As filed with the Securities and Exchange Commission on May 10, 2002
Registration No. 333-_____

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
______________________

FORM S-8
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
______________________

GETTY IMAGES, INC.
(Exact name of registrant as specified in its charter)

Delaware	98-0177556
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
601 N. 34th Street
Seattle, Washington 98103
(206) 925-5000
(Address, including zip code, and telephone number, including area code of principal executive offices)

NONQUALIFIED STOCK OPTION AGREEMENT (ENTERED INTO AS OF JULY 23, 2001)
NONQUALIFIED STOCK OPTION AGREEMENT (ENTERED INTO AS OF JULY 23, 2001)
NONQUALIFIED STOCK OPTION AGREEMENT (ENTERED INTO AS OF JULY 23, 2001)
NONQUALIFIED STOCK OPTION AGREEMENT (ENTERED INTO AS OF NOVEMBER 12, 2001)
(Full title of the plans)

Jeffrey L. Beyle
Senior Vice President and General Counsel
Getty Images, Inc.
601 N. 34th Street
Seattle, Washington 98103
(206) 925-5000
(Name, address and telephone number, including area code, of agent for service)
______________________

Copies to:
J. Sue Morgan
Perkins Coie LLP
1201 Third Avenue, Suite 4800
Seattle, Washington 98101-3099
(206) 583-8888
______________________

CALCULATION OF REGISTRATION FEE

	Amount to Be	Proposed Maximum		Proposed Maximum	Amount of
Title of Securities to be Registered	Registered(1)	Offering Price Per Share		Aggregate Offering Price	Registration Fee

Common Stock, par value $.01 per share, subject to:
Nonqualified Stock Option Agreement (entered into as of July 23, 2001)	8,333	$15.80	(2)	$131,661.40	$12.11	(2)
Nonqualified Stock Option Agreement (entered into as of July 23, 2001)	8,333	$15.80	(2)	$131,661.40	$12.11	(2)
Nonqualified Stock Option Agreement (entered into as of July 23, 2001)	8,333	$15.80	(2)	$131,661.40	$12.11	(2)
Nonqualified Stock Option Agreement (entered into as of November 12, 2001)	40,000	$17.70	(3)	$708,000.00	$65.14	(3)

TOTAL	64,999			$1,102,984.20	$101.47

(1)	Together with an indeterminate number of additional shares which may be necessary to adjust the number of shares reserved for issuance pursuant to the stock option agreements as the result of any future stock split, stock dividend, spin-off, combination or exchange of shares, recapitalization, merger, consolidation, distribution to shareholders other than a normal cash dividend or similar adjustment to the Registrant’s outstanding common stock.

(2)	Pursuant to Rule 457(h) under the Securities Act of 1933, as amended, and solely for the purpose of calculating the registration fee, the maximum offering price per share under the agreements is $15.80, the price at which each of the options may be exercised. This price is equal to the average of the high and low sales prices per share of the Registrant’s common stock on the Nasdaq National Market on July 23, 2001.

(3)	Pursuant to Rule 457(h) under the Securities Act of 1933, as amended, and solely for the purpose of calculating the registration fee, the maximum offering price per share under the agreement is $17.70, the price at which each of the options may be exercised. This price is equal to the average of the high and low sales prices per share of the Registrant’s common stock on the Nasdaq National Market on November 12, 2001.

PART II
Item 3. INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
Item 4. DESCRIPTION OF SECURITIES
Item 5. INTERESTS OF NAMED EXPERTS AND COUNSEL
Item 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS
Item 7. EXEMPTION FROM REGISTRATION CLAIMED
Item 8. EXHIBITS
Item 9. UNDERTAKINGS
SIGNATURES
INDEX TO EXHIBITS
EXHIBIT 5.1
EXHIBIT 23.1
EXHIBIT 23.2
EXHIBIT 99.1
EXHIBIT 99.2
EXHIBIT 99.3
EXHIBIT 99.4

PART II

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 3. INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed with the Securities and Exchange Commission (the “Commission”) by Getty Images, Inc. (the “Company”), are hereby incorporated by reference into this Registration Statement:

          (a) The Annual Report on Form 10-K for the year ended December 31, 2001, filed on March 29, 2002, which contains audited financial statements for the most recent fiscal year for which such statements have been filed.

          (b) All other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since December 31, 2001.

     All documents filed by the Registrant pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date hereof, and prior to the filing of a post-effective amendment which indicates that the securities offered hereby have been sold or which deregisters the securities covered hereby then remaining unsold, shall also be deemed to be incorporated by reference into this Registration Statement and to be a part hereof commencing on the respective dates on which such documents are filed.

Item 4. DESCRIPTION OF SECURITIES

     The Company’s authorized capital stock consists of 75,000,000 shares of common stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share. One share of preferred stock has been designated as Series A special voting preferred stock and is outstanding and one share of preferred stock has been designated as Series B special voting stock and is outstanding. No other shares of preferred stock are currently outstanding.

     The following is a summary description of the Company’s capital stock. The Company’s bylaws and the restated certificate of incorporation provide further information about the capital stock.

     COMMON STOCK

     Each holder of the Company’s common stock is entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, each holder of the Company’s common stock is entitled to receive dividends, if any, as may be declared from time to time by the board of directors out of funds legally available therefor. In the event of the Company’s liquidation, dissolution or winding up, each holder of common stock is entitled to share ratably in all assets remaining after payment of liabilities, subject to the rights of the holders of any class of preferred stock then outstanding. The holders of common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of the common stock are fully paid and nonassessable.

     PREFERRED STOCK

     The board of directors of the Company has the authority to issue preferred stock in one or more classes or series and to fix the rights, preferences, privileges and related restrictions, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any class or series or the designation of the class or series, without the approval of the Company’s stockholders. The authority of the board of directors to issue preferred stock without approval of the stockholders may have the effect of delaying, deferring or preventing a change in control of the Company and may adversely affect the voting and other rights of the holders of the common stock. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of the common stock, including the loss of voting control to others.

     The Company has issued one share of Series A special voting preferred stock and one share of Series B special voting preferred stock, collectively referred to as “special voting stock.” The holder of the special voting stock is not entitled to receive dividends or to participate in the proceeds of any liquidation, and the certificates of designation governing the special voting stock provide no rights or preferences other than the voting rights described below. The special voting stock is held by Montreal Trust Company of Canada, as trustee, under two voting trust and exchange rights agreements. Under these agreements, Montreal Trust is obligated to vote the Series A special voting stock and the Series B special voting stock in accordance with the instructions received from the holders of the exchangeable non-voting shares of EyeWire Partners, Inc. and 3032097 Nova Scotia Limited, respectively.

     The holder of the special voting stock is entitled to vote with the holders of common stock as a single class on all matters submitted to a vote of the stockholders, except as otherwise provided by law. The voting rights of the holder of the special voting stock are identical to those of the holders of common stock in all respects, except that the holder of the special voting stock is entitled to a number of votes equal to the number of shares of the common stock issuable upon the exchange of (a) in the case of the Series A special voting stock, the outstanding exchangeable non-voting shares of EyeWire Partners, Inc. and (b) in the case of the Series B special voting stock, the outstanding exchangeable non-voting shares of 3032097 Nova Scotia Limited, in each case excluding exchangeable non-voting shares which are owned by the Company, any of the Company’s subsidiaries and any person directly or indirectly controlled by or under common control with the Company. All of the exchangeable non-voting shares of EyeWire Partners, Inc. are held by one of the Company’s controlled subsidiaries and, therefore, the Series A special voting stock is not currently entitled to exercise voting rights.

     EXCHANGEABLE NON-VOTING SHARES IN 3032097 NOVA SCOTIA LIMITED

     In connection with the Company’s acquisition of EyeWire Partners, Inc., pursuant to a Combination Agreement dated August 5, 1999, the former stockholders of EyeWire Partners, Inc. received an aggregate of 1,561,010 exchangeable non-voting shares of 3032097 Nova Scotia Limited, a subsidiary the Company formed to complete the EyeWire acquisition. Each exchangeable non-voting share is exchangeable for one share of the Company’s common stock. The Company has an effective shelf registration statement in place with respect to the resale of the common stock by such former EyeWire Partners, Inc. stockholders. The former stockholders of EyeWire Partners, Inc. must exchange their exchangeable non-voting shares into the shares of the Company’s common stock before they can sell shares under the shelf registration statement.

     ANTI-TAKEOVER EFFECTS OF PROVISIONS OF DELAWARE LAW, THE CERTIFICATE OF INCORPORATION AND THE BYLAWS

     Section 203 of the Delaware General Corporation Law

     The Company is a Delaware corporation subject to the provisions of Section 203 of the Delaware General Corporation Law. Section 203 generally provides that a stockholder acquiring more than 15%, but less than 85%, of the outstanding voting stock of a corporation subject to Section 203 may not engage in a “business combination,” as defined in Section 203, with the corporation for a period of three years from the date on which that stockholder became an “interested stockholder,” as defined in Section 203, unless:

•	prior to such date the board of directors of the corporation approved either the business combination or the transaction in which the stockholder became an interested stockholder; or

•	the business combination is approved by the board of directors of the corporation and authorized by the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder.

     A “business combination” includes a merger, asset sale or other transaction resulting in a financial benefit to a stockholder. In general, an “interested stockholder” is a person who, together with its affiliates, owns, or within three years prior to the determination of the interested stockholder status, did own, 15% or more of the voting stock of the corporation. Section 203 could prohibit or delay a merger or other takeover or change of control transaction with respect to the Company and, accordingly, may discourage actions that could result in a premium over the market price for the shares held by the stockholders.

     Issuance of Preferred Stock

     The board of directors is authorized to issue 5,000,000 shares of preferred stock and determine the powers, preferences and special rights of any unissued series of preferred stock, including voting rights, dividend rights, terms of redemption, conversion rights and the designation of any such series, without the approval of the stockholders. As a result, the board of directors could issue preferred stock quickly and easily, which could adversely affect the rights of holders of the common stock. The board of directors could issue the preferred stock with terms calculated to delay or prevent a change in control or make removal of management more difficult.

     Classification of the Board of Directors

     The restated certificate of incorporation provides that the board of directors will consist of up to ten directors and be divided into three classes. The directors in each class will serve three-year terms, with one class being elected each year by the stockholders. The term of the Class I directors (two directors) will expire at the annual meeting of stockholders to be held in 2004; the term of the Class II directors (two directors) will expire at the annual meeting of stockholders to be held in 2002; and the term of the Class III directors (two directors) will expire at the annual meeting of stockholders to be held in 2003. At each annual meeting of stockholders, the successors to directors whose terms will then expire will be elected to serve for a three-year term. Because this system of electing and removing directors generally makes it more difficult for stockholders to replace a majority of the board of directors, it may discourage a third party from making a tender offer or otherwise attempting to gain control of the Company and may maintain the incumbency of the board of directors.

     Stockholder Action; Special Meetings of Stockholders

     The restated certificate of incorporation provides that the stockholders may not take action by written consent, and can only take action at a duly called annual or special meeting of stockholders. The certificate further provides that, unless otherwise prescribed by statute or by the restated certificate of incorporation, special meetings of stockholders may only be called by the Chairman of the Board, the President or the Secretary of the Company, at the written request of at least two-thirds of the entire board of directors or the record holders of at least a majority of the outstanding shares of the common stock. These provisions could discourage potential acquisition proposals and could delay or prevent a change in control. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and in the policies formulated by the board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control. These provisions are designed to reduce the Company’s vulnerability to an unsolicited acquisition proposal and to discourage certain tactics that may be used in proxy contests. Such provisions could have the effect of discouraging others from making tender offers for the Company’s shares.

Item 5. INTERESTS OF NAMED EXPERTS AND COUNSEL

     None.

Item 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Company’s restated certificate of incorporation provides that, except to the extent prohibited by Delaware law, directors of the Company shall not be personally liable to the Company or its stockholders for monetary damages for any breach of fiduciary duty as a director. Under Delaware law, the directors have a fiduciary duty to the Company that is not eliminated by this provision of the restated certificate of incorporation and, in appropriate circumstances, equitable remedies such as injunctive or other forms of nonmonetary relief will remain available. In addition, each director will continue to be subject to liability under Delaware law for breach of the director’s duty of loyalty to the Company for acts or omissions which are found by a court of competent jurisdiction to be not in good faith or that involve intentional misconduct, or knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are prohibited by Delaware law. This provision also does not affect the directors’ responsibilities under any other law, such as the federal securities laws.

     Section 145 of the Delaware General Corporation Law empowers a corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers, provided that this provision shall not eliminate or limit the liability of a director:

•	for any breach of the director’s duty of loyalty to the corporation or its stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	arising under Section 174 of the Delaware General Corporation Law; or

•	for any transaction from which the director derived an improper personal benefit.

     Delaware law provides further that the indemnification permitted by that law shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under a corporation’s bylaws, an agreement, a vote of stockholders or otherwise. The Company’s restated certificate of incorporation eliminates the personal liability of directors to the fullest extent permitted by Section 102(b)(7) of the Delaware General Corporation Law and provides that the Company may fully indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was an employee, director or officer of the Company or is or was serving at the Company’s request as an employee, director or officer of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding.

     The Company has entered into indemnification agreements to indemnify its directors and certain officers, in addition to the indemnification provided in the bylaws and the restated certificate of incorporation. The Company believes that these provisions and agreements are necessary to attract and retain qualified directors and officers. The bylaws and the restated certificate of incorporation also permit the Company to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions, regardless of whether Delaware law would permit indemnification.

Item 7. EXEMPTION FROM REGISTRATION CLAIMED

     Not applicable.

Item 8. EXHIBITS

Exhibit
Number	Description

5.1	Opinion of Perkins Coie LLP regarding legality of the Common Stock being registered
23.1	Consent of PricewaterhouseCoopers LLP, Independent Accountants
23.2	Consent of PricewaterhouseCoopers, Independent Accountants
23.3	Consent of Perkins Coie LLP (included in opinion filed as Exhibit 5.1)
24.1	Power of Attorney (see signature page)
99.1	Nonqualified Stock Option Agreement (Entered into as of July 23, 2001)
99.2	Nonqualified Stock Option Agreement (Entered into as of July 23, 2001)
99.3	Nonqualified Stock Option Agreement (Entered into as of July 23, 2001)
99.4	Nonqualified Stock Option Agreement (Entered into as of November 12, 2001)

Item 9. UNDERTAKINGS

A. The undersigned Registrant hereby undertakes:

     (1)  To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement; and

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

provided, however, that paragraphs (1)(i) and (1)(ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in this Registration Statement.

     (2)  That, for the purpose of determining any liability under the Securities Act of 1933, as amended (the “Securities Act”), each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3)  To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

B. The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

C. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

     Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Seattle, State of Washington, on the 10th day of May, 2002.

GETTY IMAGES, INC.

By:	/s/ Elizabeth J. Huebner Elizabeth J. Huebner Senior Vice President and Chief Financial Officer

POWER OF ATTORNEY

     Each person whose signature appears below authorizes Jeffrey L. Beyle and Elizabeth J. Huebner, or either of them, as attorneys-in-fact with full power of substitution, to execute in the name and on the behalf of each person, individually and in each capacity stated below, and to file, any and all amendments to this Registration Statement, including any and all post-effective amendments.

     Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities indicated below on the 10th day of May, 2002.

SIGNATURE	TITLE

/s/ JONATHAN D. KLEIN	Chief Executive Officer and Director
(Principal Executive Officer)
Jonathan D. Klein

/s/ ELIZABETH J. HUEBNER	Senior Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)
Elizabeth J. Huebner

/s/ MARK H. GETTY	Executive Chairman and Director

Mark H. Getty

/s/ JAMES N. BAILEY	Director

James N. Bailey

/s/ ANDREW S. GARB	Director

Andrew S. Garb

/s/ CHRISTOPHER H. SPORBORG	Director

Christopher H. Sporborg

/s/ MARK TORRANCE	Director

Mark Torrance

INDEX TO EXHIBITS

Exhibit
Number	Description

5.1	Opinion of Perkins Coie LLP regarding legality of the Common Stock being registered
23.1	Consent of PricewaterhouseCoopers LLP, Independent Accountants
23.2	Consent of PricewaterhouseCoopers, Independent Accountants
23.3	Consent of Perkins Coie LLP (included in opinion filed as Exhibit 5.1)
24.1	Power of Attorney (see signature page)
99.1	Nonqualified Stock Option Agreement (Entered into as of July 23, 2001)
99.2	Nonqualified Stock Option Agreement (Entered into as of July 23, 2001)
99.3	Nonqualified Stock Option Agreement (Entered into as of July 23, 2001)
99.4	Nonqualified Stock Option Agreement (Entered into as of November 12, 2001)